UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2008

Commission File Number:  001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
 (Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.  Yes [X]  Form 40-F No  [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press release dated December 1, 2008

99.2	Letter Agreement with Investec Bank (Australia) Limited dated November 26, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: December 1, 2008	By:	/s/ T Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO and President

 Austral Amends Loan Facility

Wellington, New Zealand – December 1, 2008 -/PRNewswire/ - Austral Pacific
Energy Ltd. (TSX-V: APX; NZSX: APX)

Austral Pacific Energy Ltd. announces that it has agreed with its loan facility provider, Investec Bank (Australia) Ltd, to further restructure the facility.

Under the agreement with Investec, the maturity date for the current facility is now been pushed back to the end of January, and the Bank has proposed to work with Austral through this period to restructure the facility.

Austral will immediately pay part of the loan down, by payments of cash on hand and from closing out the oil puts taken out in May 2008.

Web site:     www.austral-pacific.com
Email:

       ir@austral-pacific.com

Phone:

       Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.

November 26, 2008

Investec Bank (Australia) Limited
Level 31 The Chifley Tower

2 Chifley Square

Sydney NSW 2000
Australia

US$ Cash Advance Agreement

1.

We refer to the US$ Cash Advance Agreement dated 18 December 2006 between Austral Pacific Energy (NZ) Limited as borrower, Totora Energy Limited, Source Rock Holdings Limited and Austral Pacific Energy Ltd as guarantors, Investec Bank (Australia) Limited as agent, arranger and security agent and the lenders named therein as amended by the US$ Cash Advance Amending Agreement dated 25 June 2008 (the “Facility Agreement”).  Terms defined in the Facility Agreement have the same meaning when used in this letter.

2.

We write to advise that the Borrower is unlikely to be able to repay the Outstanding Moneys in full by 15 December 2008 as required by the terms of the Facility Agreement.  Accordingly we request that the Agent, on behalf of the Lenders, agree to amend:

(a)

 the Facility Agreement as follows:

(i)

the definition of “Expiry Date” shall be amended to be 31 January  2009 (or such later date as the Borrower and the Agent may agree).

(ii)

Clause 18.1(h) is deleted and following is substituted:

“Corporate Plan: provide to the Agent:

(i)

fortnightly (or more frequently if required by the Agent in the event of any material variations from budget) updates of cashflows, in the form of the cashflow budget attached as Appendix 1, including commentary on any variations against budget; and

(ii)

no later than each Monthly Reporting Date, monthly management accounts and cashflows, in the form of the cashflow budget attached as Appendix 1, including a detailed report of outgoings and other expenditure and any variations of expenditure against budget.”

(iii)

Clause 18.1(j)(ii) of the Facility Agreement will be deleted and substituted with “Intentionally Deleted”.

(iv)

clauses 19.3(c)(v), 19.3(d), 19.3(f)(iii) and 19.4(c) of the Facility Agreement are deleted and replaced with “Intentionally Deleted”.

(v)

Clause 19.5 will be amended as follows:

(1)

All references to “Capex Account” will be amended to be references to “Contingency Account”.

(2)

Clause 19.5(b) is deleted and replaced with “Intentionally Deleted”.

(3)

Clause 19.5(c) is amended to read as follows:

“(c)

Withdrawals from Contingency Account:  Subject as provided below, no withdrawal of any funds standing to the credit of the Contingency Account may be made without the prior written consent of the Agent.  The Borrower may request a withdrawal of funds standing to the balance of the Contingency Account solely for the purposes of:

(i)

meeting emergency response expenditures as may be required to be incurred by the Borrower in its role as operator; or

(ii)

transferring to the Proceeds Account on a Monthly Sweep Date amounts agreed between the Borrower and the Agent as necessary to compensate for the impact on cash receipts from oil sales caused by movements in oil prices, lifting volumes and exchange rates to those assumed in the Corporate Plan; or

(iii)

meeting capital expenditure previously approved by the Agent.

Prior to the Borrower making any such request for a withdrawal the Borrower must have first delivered to the Agent:

(iv)

detailed evidence of the expenditure in respect of which the amount withdrawn is to be applied;

(v)

evidence that such amount is due and payable; and

(vi)

in the case of any capital expenditure, a certificate from the Lenders’ Independent Engineer confirming that such expenditure has been properly incurred and is in accordance with the recommendations of the Lenders’ Independent Engineer.

-

Subject to the Borrower providing the information referred to in paragraphs (iv) and (v) above, the Agent will approve any such request for a withdrawal for the purposes of paragraph (ii) above.  Any withdrawals from the Contingency Account for any other purpose are at the sole discretion of the Agent.”

(4)

Clause 19.5(e) is deleted and replaced with:

“(e) Transfer of Balance:  On the Expiry Date or upon the occurrence of an Event of Default the balance standing to the credit of the Contingency Account may be applied by the Agent in repayment of the Outstanding Money.”

(b)

the Borrower General Security Agreement with effect from 15 December 2008 by deleting from the definition of Secured Property the words “but excluding the Debtor’s interest in any Other Permits and Other Joint Ventures”.

3.

In consideration of the Agent on behalf of the Lenders agreeing to the amendments to the Financing Documents referred to above, the Obligors acknowledge and agree as follows:

(a)

Notwithstanding clause 19.5 of the Facility Agreement, on the date of this letter, the Agent on behalf of the Lenders is directed to:

(i)

 debit the Capex Account and apply all funds then standing to the credit of the Capex Account in excess of US$742,067 to the Proceeds Account; and

(ii)

debit the Debt Service Reserve Account and apply all funds then standing to the credit of the Debt Service Reserve account in and towards repayment of the Principal Outstanding.

(b)

The Obligors have prepared and delivered to the Agent a cashflow budget for the period from the date of this letter to the Expiry Date, a copy of which is attached as Appendix 1 to this letter. The cashflow budget has been prepared on an “as normal” basis in the first instance. The cashflow budget will be the “Budget” for the purposes of this letter and will apply for the period from the date of this letter to the Expiry Date. The Budget will be deemed to be the current Corporate Plan for the purposes of clauses 18.1, 19.3(f), 19.5 and 22.3 of the Facility Agreement. The Budget shall be amended from time to time to include cost reduction initiatives recommended by the Lenders’ Technical Advisor or the Lenders’ Financial Advisor and agreed to by the Borrower and otherwise may only be amended by agreement between the Agent and the Borrower.

(c)

Notwithstanding the provisions of clause 19.3 of the Facility Agreement, the Agent may, on any day debit the Proceeds Account and apply all amounts then standing to the credit of the Proceeds Account in excess of the Budgeted Cash Requirement in and towards payment of the Outstanding Moneys.  For the purposes of this clause, Budgeted Cash Requirement means on any date the amount determined by reference to the Budget as the amount of funding required by the Obligors to meet their approved budgeted expenditure during the period from that date to the Expiry Date (including, for the avoidance of doubt, amounts included in the Budget which are payable after the Expiry Date).

(d)

The Obligors request the Lenders’ acknowledgement that notwithstanding clause 19.3(f) of the Facility Agreement, amounts provided for in the Budget may be paid from the Proceeds Account on days other than the Monthly Sweep Date provided that such amounts do not exceed the amounts included in the Budget in respect of the relevant expenditure and are paid on or about the dates provided for in the Budget.

(e)

The Obligors confirm their undertaking in clause 18.1(n) of the Facility Agreement.

(f)

The Borrower hereby instructs Investec Bank (Australia) Limited in its capacity as counterparty under the oil put contracts dated on or about 26 May 2008 between the Borrower and Investec Bank (Australia) Limited, to immediately close out the oil put contracts.  All amounts payable by Investec Bank (Australia) Limited in respect of such close out of the oil put contracts will be paid to the credit of the Proceeds Account and may be applied in accordance with paragraph 3(c) above.

(g)

Each of the Obligors will and will procure that their respective Subsidiaries will permit the Agent, the Lenders and any advisors of the Agent or the Lenders to communicate directly with:

(i)

the directors and  managers of the Obligors or any of their subsidiaries;

(ii)

any potential purchaser of any assets of any of the Obligors or any of their Subsidiaries;

(iii)

any shareholders of Austral Pacific Energy Limited;

(iv)

any potential new financial investors in the Obligors; and

(v)

potential debt financiers of the Obligors,

and will provide all reasonable assistance to the Agent, the Lenders and their advisors to facilitate such communication.

(h)

Each Obligor will in good faith consider the implementation of any recommendations made from time to time by the Lender’s Financial Advisor or the Lender’s Independent Engineer relating to the reduction of costs.

(i)

In relation to the asset sale and capital raising process currently being undertaken by the Obligors, the Obligors will provide to the Agent:

(i)

weekly (or more regularly as required by the Agent) updates on the status of ongoing discussions with potential bidders and financial investors together with copies of any bids or proposals received; and

(ii)

any reports, financial models and/or marketing documents that are prepared from time to time by the advisors to the Obligors and their subsidiaries; and

(iii)

full contact details of all those parties set out in paragraph 3(g).

(j)

Without prejudice to its obligations under clause 18.1(e) of the Facility Agreement, each of the Obligors covenants in favour of the Agent and the Lenders that they will provide not less than 10 Business Days’ prior written notice to the Agent of any intention by any Obligor to take any action or omit to take any action which would result in the appointment of a liquidator, administrator or receiver.

4.

Each Obligor acknowledges that any breach of any of the undertakings referred to in paragraphs 3(a) – (j) above will be an Event of Default.

5.

The Obligors undertake not to disclose or otherwise announce the existence of or any details relating to the terms of this letter to any person except:

(i)

with the prior written consent of the Agent; or

(ii)

as required by law or the rules of any applicable stock exchange.

The Obligors will provide the Agent with a draft of any release, announcement or disclosure not less than 1 Business Day before such release, announcement or disclosure is made public.

6.

The Obligors request that the Agent and the Lenders confirm to the Obligors that they will, in good faith, consider any reasonable restructuring proposals submitted by the Obligors in relation to the sale of assets or raising of capital by the Obligors and where genuine progress is being made with such proposals, will in good faith consider any request to extend the Expiry Date necessary to achieve a reasonable outcome with any such proposals.  The Obligors acknowledge that it is the intention of all parties that the result of such restructuring or other transactions will be that the Outstanding Moneys will be repaid within such period as the Agent and the Lenders may agree.

7.

The Obligors request that the Agent on behalf of the Lenders confirms that, subject to no new Event of Default occurring, the Lenders agree to waive any Event of Default, Potential Event of Default or Event of Review that exists at the date of this letter for the period from the date of this letter to the Expiry Date.

8.

Except as specifically modified by the terms of this letter, the Facility Agreement and each of the other Financing Documents remain in full force and effect.  We acknowledge that the Finance Parties reserve all of their rights, remedies and powers under the Financing Documents and otherwise at law, whether currently existing or arising at any time in the future, and, in particular, that, except as contemplated by paragraph 7, nothing in this letter shall be deemed to be a waiver of any existing Event of Default, Potential Event of Default or event of review which has occurred under the Transaction Documents prior to the date of this letter.

9.

This letter shall be a Financing Document.

Please indicate your agreement to the terms of this letter by signing where indicated below.  Yours sincerely

Austral Pacific Energy (NZ) Limited

_________________________
Director

We acknowledge and agree to the matters set out in the above letter.

Austral Pacific Energy Ltd.	___________________________________ Director
Source Rock Holdings Limited	___________________________________ Director
Totara Energy Limited	___________________________________ Director

Investec Bank (Australia) Limited as Agent for and on behalf of the Lenders agrees to the matters set out in the above letter.

_________________________________
Authorised Signatory
Investec Bank (Australia) Limited